Concordia International Corp.
(the “Corporation”)
Special Meeting of Holders of Limited Voting Shares
November 29, 2018

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3
Matters Voted Upon

	Votes by Proxy
General Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld

1. To approve changing the name of the Corporation from “Concordia International Corp.” to “Advanz Pharma Corp.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation.	Carried	40,941,027	11,590	0	99.972	0.028	0